EXHIBIT 99.1

Rubico Inc. Announces Increase of Net Asset Value to $258.0 Million, a 41% Increase from the Previously Reported NAV

ATHENS, Greece, Oct. 20, 2026 (GLOBE NEWSWIRE) -- Rubico Inc. (Nasdaq: RUBI) (the "Company" or "Rubico"), a global provider of shipping transportation services specializing in the ownership of vessels, announced today that after taking into account the September 30, 2026, charter-free vessel value estimates from two third party international brokers, debt outstanding and cash, management estimates the Company's net asset value ("NAV") as of September 30, 2026 to be $258.0 million. This reflects a 41% increase from the previous NAV reported on July 16, 2026. This translates into a NAV of $20.49 per common share (based on the number of common shares currently outstanding) and $3.58 per common share on a fully-diluted basis (assuming exercise of all outstanding warrants and the conversion in full of the outstanding Senior Convertible Notes issued October 19, 2026 and Series G Convertible Preferred Shares).

The Company's CEO said:

"As of yesterday's market close, we are trading at more than a 94.02% discount to our current estimate of our fully-diluted NAV. Our fleet has an average age of approximately 5.5 years, consisting of state-of-the-art vessels equipped with the latest eco-friendly and fuel-efficient specifications. In addition, our newbuilding pipeline comprises of three high-specification 47,499 dwt MR tanker newbuildings, scheduled for delivery in the second, third and fourth quarters of 2029. The pipeline also includes a high-specification 60-meter megayacht scheduled for delivery in the second quarter of 2027, which we intend to divest and expect to achieve a meaningful equity release.

Net asset value (“NAV”) is widely referenced in the shipping industry, both by shipping companies and by the financial institutions that finance shipping assets. It is used to compare asset values across companies, to track the evolution of each company’s asset values over time and to measure compliance with the loan to value ratio, one of the most commonly used financial covenants in shipping loans. While we have no present plans to dispose of any of our vessels, the net proceeds we receive in any sale of our vessels may be significantly lower than NAV. For example, NAV is customarily quoted on a charter-free basis, an approach the Company follows and applies consistently. However, given the exceptionally strong tanker spot and time charter markets of recent months, prevailing market time charter rates are significantly higher than the rates under the Company’s existing time charters. Under prevailing market conditions, adjusting vessel values and NAV for the present value of the difference between the Company’s contracted charter rates and prevailing market time charter rates over the remaining charter periods would result in a highly significant reduction in vessel values and NAV. Based on the average charter-adjusted valuations from two third-party international shipbrokers, the Company estimates that its share price as of yesterday's market close implies approximately a 92.24% discount to its charter-adjusted NAV per common share, as compared to a 94.02% discount to its NAV per common share on a charter-free basis, in each case on a fully-diluted basis as of yesterday's market close. That being said, our fixed-rate time charters with first-class charterers provide long-term contracted revenue and cash flow visibility, mitigating the Company’s exposure to market volatility."

About the Company

Rubico Inc. is a global provider of shipping transportation services specializing in the ownership and operation of tanker vessels. The Company is an international owner and operator of two modern, fuel efficient, eco 157,000 dwt Suezmax tankers. Furthermore, the Company owns three 47,499 dwt MR tanker newbuildings scheduled for delivery in the second, third and fourth quarters of 2029 and a 60-meter newbuilding megayacht scheduled for delivery in the second quarter of 2027, which the Company intends to divest.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol "RUBI".
Please visit the Company’s website at: https://rubicoinc.com/

For further information please contact:
Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
Tel: +30 210 812 8107
Email: npapastratis@rubicoinc.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the Company's estimated net asset values, including on a charter-adjusted basis, the expected delivery of the Company's newbuildings, the Company's plans for the disposition of any of its vessels, the intended divestment of the Company's megayacht and the estimated potential equity release.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.